SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

__________________

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

Oneida Ltd.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of class of securities)

682505102

(CUSIP number)

Charles F. Bowman

Bank of America Corporation

100 North Tryon Street

Charlotte, NC 28255

(704) 387-1297

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 9, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Sees 240.13d-7 for other parties to whom copies are to be sent.

___________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BANK OF AMERICA CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,524,228
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,574,228
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,574,228
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NB HOLDINGS CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,506,095
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,506,095
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BANK OF AMERICA, N.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federally-chartered bank
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,503,395
	8	SHARED VOTING POWER 1,765,405
	9	SOLE DISPOSITIVE POWER 1,503,395
	10	SHARED DISPOSITIVE POWER 1,765,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,268,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON* BK

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BANC OF AMERICA STRATEGIC SOLUTIONS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,765,405
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,765,405
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,765,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FLEET NATIONAL BANK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federally-charted bank
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,252,728
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,251,362
	10	SHARED DISPOSITIVE POWER 51,366
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,302,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON* BK

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BANC OF AMERICA SECURITIES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,700
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,700
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* BD

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NATIONSBANC MONTGOMERY HOLDINGS CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 Security and Company

This Statement on Schedule 13D relates to the Common Stock, par value $1.00 per share (the "Common Stock"), of Oneida Ltd., a New York corporation (the "Company"), with its principal executive office located at 163-181 Kenwood Avenue, Oneida, New York 13421. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2 Identity and Background

(a) This Statement is being filed by each of the following persons pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission (the "Commission"): Bank of America Corporation, a Delaware corporation ("Bank of America"); Bank of America, N.A., federally-chartered banking association ("BANA"); Fleet National Bank, a federally-chartered banking association ("Fleet"); NB Holdings Corporation, a Delaware corporation ("Holdings"); Banc of America Strategic Solutions, Inc., a Delaware corporation ("BASSI"); Banc of America Securities, LLC, a Delaware limited liability company ("BAS"); and NationsBanc Montgomery Holdings Corporation, a Delaware corporation ("NationsBanc Montgomery") (each a "Reporting Person", and collectively, the "Reporting Persons"). A list of the executive officers and directors of each Reporting Person is attached as Annex A.

It could be argued that BASSI and Fleet together with JPMorgan Chase Bank, Anchorage Capital Master Offshore, Ltd. And Quadrangle Master Funding Ltd. (collectively, the "Other Holders") constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), solely due to their one-time right to approve certain members of the Board of the Directors of the Company, as further described in Item 4 (the "Director Approval Process"). The Reporting Persons have no other voting or other agreements or arrangements with respect to the Common Stock of the Company with such Other Holders or with any other persons (except as described in Item 6). Effective immediately following the appointment of the new Board of Directors of the Company pursuant to the Director Approval Process, the Reporting Persons and such Other Holders shall have no further right to approve, or to cause the appointment or removal of, members of the Board (other than the right to vote, together with all holders of Common Stock, in any election of directors). The members of the Board appointed pursuant to the Director Approval Process will have no agreement or arrangement with the Reporting Persons, or such Other Holders, with respect to their activity as Directors, and will not be representatives of the Reporting Persons on the Board. As a result, if a "group" exists due to the Director Approval Process at the date of this report, upon said appointment, the Reporting Persons will no longer be deemed to be members thereof. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock owned by such Other Holders.

(b) The address of the principal business office of each Reporting Person is as follows:

Reporting Person	Business Address
Bank of America	100 North Tryon Street Bank of America Corporate Center Charlotte, NC 28255
BANA	100 North Tryon Street Bank of America Corporate Center Charlotte, NC 28255
Fleet	100 Federal Street Boston, Massachusetts 02110
Holdings	100 North Tryon Street Bank of America Corporate Center Charlotte, NC 28255
BASSI	100 North Tryon Street Bank of America Corporate Center Charlotte, NC 28255
BAS	100 North Tryon Street Bank of America Corporate Center Charlotte, NC 28255
NationsBanc Montgomery	100 North Tryon Street Bank of America Corporate Center Charlotte, NC 28255

(c) Bank of America is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and is engaged in the general banking and financial services business through its subsidiaries.

Both BANA and Fleet are federally-chartered banking associations and are engaged in the business of being full-service commercial banks.

Holdings is a holding company engaged in the business of being the intermediate holding company of BANA.

BASSI is a corporation in the business of managing distressed loans.

BAS is a registered broker-dealer and is engaged in the business of acting as a broker-dealer with regard to debt and equity securities and loan syndications.

NationsBanc Montgomery is a holding company engaged in the business of being an intermediate holding company for BAS and two other entities.

(d) During the last five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or directors of any such Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or directors of any such Reporting Person, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The following sets forth the jurisdiction of organization or citizenship of each Reporting Person:

Reporting Person State of Organization/Citizenship

Bank of America Delaware

Holdings Delaware

BANA United States

BASSI Delaware

Fleet United States

BAS Delaware

NationsBanc Montgomery Delaware

To the knowledge of the Reporting Persons, each executive officer and director of any Reporting Person that is not an individual, as set forth on Annex A, is a citizen of the United States.

Item 3 Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of the shares of the Company's Common Stock as part of the financial restructuring of the Company's outstanding indebtedness (the "Restructuring") pursuant to, among other agreements:

  Second Amended and Restated Credit Agreement, dated as of August 9, 2004, among the existing lenders (the "Existing Lenders") party thereto and the existing noteholders (the "Existing Noteholders") party thereto, including BASSI, Fleet and the Other Holders, certain other institutions party thereto, the Company and JPMorgan Chase Bank ("JPMorgan Chase"), as Administrative Agent and Collateral Agent (the "Credit Agreement"); and

  Securities Exchange Agreement, dated as of August 9, 2004, among the Company and the Existing Lenders and the Existing Noteholders including the Other Holders (the "Exchange Agreement").

The Credit Agreement, a copy of which has been filed as Exhibit 99.2 hereto, and the Exchange Agreement, a copy of which has been filed as Exhibit 99.3 hereto, are incorporated by reference herein. Any description of the Credit Agreement is qualified in its entirety by reference thereto. Any description of the Exchange Agreement is qualified in its entirety by reference thereto.

As part of the Restructuring and pursuant to the Exchange Agreement, $30,000,000 of the total outstanding indebtedness of the Company held by the Existing Lenders and the Existing Noteholders (such $30,000,000 amount, the "Exchange Outstanding Indebtedness") was exchanged for 29,852,907 shares of Common Stock. For each $1 of Exchange Outstanding Indebtedness, an Existing Lender or an Existing Noteholder received approximately 0.995 share. The Exchange Outstanding Indebtedness was cancelled.

In the Restructuring, the BASSI and Fleet exchanged an aggregate of $4,036,557 of Exchange Outstanding Indebtedness for 4,016,767 shares of Common Stock. Additionally, BANA received 1,503,395 shares of Common Stock in exchange for additional Exchange Outstanding Indebtedness. In exchange for Exchange Outstanding Indebtedness, the following Reporting Persons received the number of shares of Common Stock listed below next to their respective names:

Reporting Person Common Stock Received

BANA 1,503,395

Fleet 2,251,362

BASSI 1,765,405

In addition to the shares of Common Stock acquired in the Restructuring, as of the date hereof, Fleet had voting or dispositive power with respect to 51,366 shares of Common Stock, which shares are held by Fleet in a fiduciary capacity, and BAS held 2,700 shares of Common Stock.

Item 4 Purposes of Transactions

As described in Item 3, certain of the Reporting Persons acquired beneficial ownership of the shares of Common Stock as part of the financial restructuring of the Company's outstanding indebtedness, a portion of which was held by such Reporting Persons.

Section 5.20 of the Credit Agreement provides for the Director Approval Process as follows:

Board of Directors. As soon as practicable, but in no event later than ten (10) Business Days following the notice from the Administrative Agent disclosing the directors to be selected pursuant to Section 5.20(iii), which notice shall be delivered no later than forty-five (45) days after the Closing Date, the Borrower shall cause to be constituted a new board of directors which shall consist of nine (9) directors composed of (i) the chief executive officer of the Borrower, (ii) two (2) existing independent members of the Borrower's board of directors who shall be satisfactory to the Existing Noteholders and the Existing Lenders and (iii) six (6) directors to be selected by the Existing Lenders and the Existing Noteholders; provided, that following the election of the new board of directors pursuant to this Section 5.20, the majority of the entire board of directors of the Borrower shall be composed of independent directors. It being understood that the Borrower shall only be required to constitute a new board of directors pursuant to this Section 5.20 one time.

Certain Existing Lenders and Existing Noteholders have elected not to participate in the Director Approval Process.

Immediately following the approval and appointment of directors pursuant to the Director Approval Process, the Reporting Persons and the Other Holders participating in the Director Approval Process will have no further rights with respect to the composition of the Board, other from their right to vote, together with all holders of Common Stock, in any election of directors.

The Reporting Persons may acquire additional securities of the Company from time to time in the future, subject to certain factors, including without limitation (i) applicable securities laws and governmental restrictions on the number of voting securities the Reporting Persons may hold, (ii) market conditions and (iii) the Reporting Persons' assessment of the business and prospects of the Company.

The Reporting Persons are continuously evaluating the business and prospects of the Company, and its present and future interests in, and intentions with respect to, the Company and may at any time decide to dispose of any or all of the shares of the Company currently owned by them as well as securities they may acquire in the future.

Other than as discussed herein, the Reporting Persons currently have no plans to effect:

(a) the acquisition of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or the to fill any existing vacancies on the Board of Directors;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company's business or corporate structure;

(g) changes in the Company's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

The Reporting Persons intend to evaluate their investment in the Company continuously and may, based on any such evaluation, determine at a future date to change their current position with respect to any action enumerated above.

Item 5 Interest in Securities of the Issuer

(a) BANA directly beneficially owns 1,503,395 shares of Common Stock. These shares may be deemed to be indirectly owned by Holdings, the 100% owner of BANA, and by Bank of America, the 100% owner of Holdings.

BASSI directly beneficially owns 1,765,405 shares of Common Stock. These shares may be deemed to be indirectly owned by BANA, the 100% owner of BASSI, by Holdings, the 100% owner of BANA, and by Bank of America, the 100% owner of Holdings.

Fleet directly beneficially owns 2,302,728 shares of Common Stock. These shares may be deemed to be indirectly owned by Bank of America, the 100% owner of Fleet.

BAS directly beneficially owns 2,700 shares of Common Stock. These shares may be deemed to be indirectly owned by NationsBanc Montgomery, the 100% owner of BAS, by Holdings, the 100% owner of NationsBanc Montgomery, and by Bank of America, the 100% owner of Holdings.

Based on the above, Bank of America may be deemed to beneficially own an aggregate of 5,574,228 shares of Common Stock representing approximately 11.8% of the Company's outstanding shares; Holdings may be deemed to beneficially own an aggregate of 1,506,095 shares of Common Stock representing approximately 3.2% of the Company's outstanding shares; BANA may be deemed to beneficially own an aggregate of 3,268,800 shares of Common Stock representing approximately 7.0% of the Company's outstanding shares; BASSI may be deemed to beneficially own an aggregate of 1,765,405 shares of Common Stock representing approximately 3.8% of the Company's outstanding shares; Fleet may be deemed to beneficially own an aggregate of 2,302,728 shares of Common Stock representing approximately 4.8% of the Company's outstanding shares; and each of BAS and NationsBanc Montgomery may be deemed to beneficially own an aggregate of 2,700 shares of Common Stock representing approximately 0.0% of the Company's outstanding shares.

The aggregate number of shares of Common Stock beneficially owned by the BASSI and Fleet and the Other Holders participating in the Director Approval Process, as of August 9, 2004, was 17,927,925 or approximately 38.4% of the Company's outstanding shares.

(b) BANA has sole voting and dispositive power with respect to 1,503,395 shares of Common Stock. These shares may be deemed to be indirectly owned by Holdings, the 100% owner of BANA, and by Bank of America, the 100% owner of Holdings, as a result of which Holdings and Bank of America may be deemed to have shared voting and dispositive power with respect to such shares.

BASSI has sole voting and dispositive power with respect to 1,765,405 shares of Common Stock. These shares may be deemed to be indirectly owned by BANA, the 100% owner of BASSI, by Holdings, the 100% owner of BANA, and by Bank of America, the 100% owner of Holdings, as a result of which BANA, Holdings and Bank of America may be deemed to have shared voting and dispositive power with respect to such shares.

Fleet has sole voting power with respect to 2,252,728 shares of Common Stock, sole dispositive power with respect to 2,251,362 shares of Common Stock and shared dispositive power with respect to 51,366 shares of Common Stock. These shares may be deemed to be indirectly owned by Bank of America, the 100% owner of Fleet, as a result of which Bank of America may be deemed to have shared voting and dispositive power with respect to such shares.

BAS has sole voting and dispositive power with respect to 2,700 shares of Common Stock. These shares may be deemed to be indirectly owned by NationsBanc Montgomery, the 100% owner of BAS, Holdings, the 100% owner of NationsBanc Montgomery and by Bank of America, the 100% owner of Holdings, as a result of which NationsBanc Montgomery, Holdings and Bank of America may be deemed to have shared voting and dispositive power with respect to such shares.

Based on the above, Bank of America may be deemed to have shared voting dispositive with respect to an aggregate of 5,524,228 shares of Common Stock and shared dispositive power with respect to 5,574,228 shares of Common Stock; Holdings may be deemed to have shared voting and dispositive power with respect to an aggregate of 1,506,095 shares of Common Stock; BANA has sole voting and dispositive power with respect to 1,503,395 shares of Common Stock and may be deemed to have shared voting and dispositive power with respect to an aggregate of 1,765,405 shares of Common Stock an aggregate of 3,268,800 shares of Common Stock; BASSI has sole voting and dispositive power with respect to 1,765,405 shares of Common Stock; Fleet has sole voting power with respect to an aggregate of 2,252,728 shares of Common Stock, sole voting power with respect to an aggregate of 2,251,362 shares of Common Stock and shared dispositive power with respect to 51,366 shares of Common Stock; BAS has sole voting and dispositive power with respect to 2,700 shares of Common Stock; and NationsBanc Montgomery may be deemed to have shared voting and dispositive power with respect to 2,700 shares of Common Stock.

(c) Except as described in this Statement and except for transactions with respect to the indebtedness of the Company effected prior to the Restructuring, none of the Reporting Persons has effected any transaction in the securities of the Company in the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Statement relates.

(e) Not applicable.

Item 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Pursuant to the Credit Agreement, (i) the Existing Lenders and Existing Noteholders agreed to restructure approximately $203,000,000 of outstanding indebtedness, excluding the Exchange Outstanding Indebtedness, to be held by the Existing Lenders, the Existing Noteholders and certain other financial institutions in two tranches of term loans as follows: a $125,000,000 Tranche A Term Loan and a $78,184,188.03 Tranche B Term Loan and (ii) the Existing Lenders agreed to make new revolving loans to the Company in an aggregate principal amount at any one time outstanding not to exceed $30,000,000 (which amount includes any new letters of credit and any swingline loans made available to the Company). As discussed in Item 4, Section 5.20 of the Credit Agreement sets forth the Director Approval Process. The Credit Agreement does not provide the Existing Lenders and the Existing Noteholders with any other rights, and does not provide for any other agreements or arrangements among the Existing Lenders and Existing Noteholders, with respect to the shares of Common Stock received in connection with the Restructuring or otherwise.

In connection with the Restructuring and the making of new loans under the Credit Agreement, the Company and certain of its direct and indirect domestic subsidiaries, the Existing Lenders, the Existing Noteholders, Oneida Savings Bank, Bank of America, N.A. and HSBC Bank USA, National Association, each as issuer of certain standby letters of credit, and JP Morgan Chase Bank, as issuer of certain trade letters of credit, the Administrative Agent and the Collateral Agent, entered into the Second Amended and Restated Collateral Agency and Intercreditor Agreement, dated as of August 9, 2004 (the "Intercreditor Agreement"). The Intercreditor Agreement sets forth the rights of the parties with respect to the collateral granted to secure the Obligations (as defined in the Credit Agreement). The Intercreditor Agreement contains no provisions respecting the Common Stock issued to the Existing Lenders and the Existing Noteholders in connection with the Restructuring, but is referenced here as one of the four principal agreements entered into by the Existing Lenders and the Existing Noteholders as part of the Restructuring. The Intercreditor Agreement, a copy of which has been filed as Exhibit 99.4 hereto, is incorporated by reference herein. Any description thereof is qualified in its entirety by reference thereto.

As discussed in Item 3, the Exchange Agreement sets forth the terms and provisions pursuant to which the Company issued Common Stock in exchange for the conversion and cancellation by the Existing Noteholders and the Existing Lenders of the Exchange Outstanding Indebtedness held by each such person. Under the Exchange Agreement, the Existing Noteholders and the Existing Lenders made certain representations and warranties to the Company which are typical of those representations and warranties made with respect to shares issued in reliance upon the "private placement" exemption from the registration requirements under the Act (i.e., each Existing Lender and Existing Noteholder: (i) acquired the Common Stock issued in connection with the Restructuring for their own accounts, not for distribution or resale; (ii) is an accredited investor and (iii) understands that the Common Stock issued in connection with the Restructuring is not registered). The Existing Lenders and the Existing Noteholders also agreed with the Company as to restrictions on the transfer of the shares of Common Stock acquired in connection with the Restructuring so long as such shares have not been registered. The Exchange Agreement contains no voting, first refusal, or other agreement or arrangement among the Existing Noteholders and the Existing Lenders with respect to the Common Stock acquired in connection with the Restructuring.

Pursuant to the Registration Rights Agreement, dated as of August 9, 2004, among the Existing Lenders, the Existing Noteholders and the Company (the "Registration Rights Agreement"), the Company has granted to the Existing Lenders and the Existing Noteholders certain demand and incidental registration rights with respect to the shares of Common Stock issued by the Company pursuant to the Exchange Agreement and any Common Stock issued or issuable with respect to such shares. Under the Registration Rights Agreement, holders of at least 15% of the outstanding Common Stock as of the closing of the Restructuring shall have the right to require the Company to effect the registration of such shares of Common Stock in certain circumstances and subject to certain thresholds set forth therein. The Company is required to effect a maximum of three (3) demand registrations. In addition, in the event that the Company proposes to register Common Stock for its own account, it shall, upon written request, effect the registration of such requesting person's shares of Common Stock, subject to certain limitations set forth therein. The Registration Rights Agreement, a copy of which has been filed as Exhibit 99.5 hereto, is incorporated by reference herein. Any description thereof is qualified in its entirety by reference thereto.

Except as described in this Item 6, none of the Reporting Persons have any other existing agreement with respect to the Common Stock or other securities of the Company.

Item 7. Materials to Be Filed as Exhibits
Exhibit	Name
99.1	Joint Filing Agreement, dated as of August 24, 2004 by and among the Reporting Persons	Filed herewith
99.2

Second Amended and Restated Credit Agreement, dated as of August 9, 2004, among the Company, the Existing Lenders, the Existing Noteholders, certain other institutions party thereto and JPMorgan Chase, as Administrative Agent and Collateral Agent

Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K Current Report filed August 19, 2004
99.3	Securities Exchange Agreement, dated as of August 9, 2004, among the Company, the Existing Lenders and the Existing Noteholders	Incorporated by reference to Exhibit 10.7 to the Company's Form 8-K Current Report filed August 19, 2004
99.4

Second Amended and Restated Collateral Agency and Intercreditor Agreement, dated as of August 9, 2004, among the Company and certain of its direct and indirect domestic subsidiaries, the Existing Lenders, the Existing Noteholders, Oneida Savings Bank, BofA and HSBC Bank USA, National Association, each as issuer of certain standby letters of credit, and JPMorgan Chase, as issuer of certain trade letters of credit, the Administrative Agent and the Collateral Agent

Incorporated by reference to Exhibit 10.4 to the Company's Form 8-K Current Report filed August 19, 2004
99.5	Registration Rights Agreement dated as of August 9, 2004, among the Company, the Existing Lenders and the Existing Noteholders	Incorporated by reference to Exhibit 10.8 to the Company's Form 8-K Current Report filed August 19, 2004

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2004

BANK OF AMERICA CORPORATION

NB HOLDINGS CORPORATION

BANK OF AMERICA, N.A.

FLEET NATIONAL BANK

By: /s/ Charles F. Bowman

Name: Charles F. Bowman

Title: Senior Vice President

BANC OF AMERICA STRATEGIC SOLUTIONS, INC.

By: /s/ Jason C. Cipriani

Name: Jason C. Cipriani

Title: Vice President

BANC OF AMERICA SECURITIES, LLC

By: /s/ Robert J. Mulligan, Jr.

Name: Robert J. Mulligan, Jr.

Title: Managing Director

NATIONSBANC MONTGOMERY HOLDINGS CORPORATION

By: /s/ Robert Qutub

Name: Robert Qutub

Title: President

SCHEDULE A

BANK OF AMERICA CORPORATION

Directors and Executive Officers

William Barnet, III	Director
Charles W. Coker	Director
John T. Collins	Director
Gary L. Countryman	Director
Paul Fulton	Director
Charles K. Gifford	Director and Chairman of the Board
Donald E. Guinn	Director
James H. Hance, Jr.	Director and Vice Chairman
Kenneth D. Lewis	Director and Chief Executive Officer
Walter E. Massey	Director
Thomas J. May	Director
C. Steven McMillan	Director
Patricia E. Mitchell	Director
Edward L. Romero	Director
Thomas M. Ryan	Director
O. Temple Sloan, Jr.	Director
Meredith R. Spangler	Director
Jackie M. Ward	Director
J. Tim Arnoult	Chief Technology and Operations Officer
Amy Woods Brinkley	Chief Risk Executive
Alvaro G. de Molina	President, General Corporate & Investment Banking
Barbara J. Desoer	President, Consumer Products
Liam E. McGee	President, Consumer Banking
Brian T. Moynihan	President, Wealth Management
Marc D. Oken	Chief Financial Officer
H. Jay Sarles	Vice Chairman
R. Eugene Taylor	President, Commercial Banking
Bradford H. Warner	President, Small Business & Premier Banking

Address

Each of such directors and executive officers can be reached c/o: 100 North Tryon Street, Floor 20, Bank of America Corporate Center, Charlotte, NC 28255.

NB HOLDINGS CORPORATION

Directors and Executive Officers

Amy Woods Brinkley	Director and Chief Risk Officer
James H. Hance, Jr.	Director and Vice Chairman of the Board
Kenneth D. Lewis	Director and Chairman of the Board
Marc D. Oken	Chief Financial Officer

Address

Each of such directors and executive officers can be reached c/o: 100 North Tryon Street, Floor 20, Bank of America Corporate Center, Charlotte, NC 28255.

BANK OF AMERICA, N.A.

Directors and Executive Officers

Amy Woods Brinkley	Director and Chief Risk Officer
Alvaro G. de Molina	Director and President, General Corporate & Investment Banking
Barbara J. Desoer	Director and President, Consumer Products
James H. Hance, Jr.	Director and Vice Chairman
Kenneth D. Lewis	Director and Chairman
Liam E. McGee	Director and President, Consumer Banking
Brian T. Moynihan	Director and President, Wealth Management
Marc D. Oken	Director and Chief Financial Officer
R. Eugene Taylor	Director and President, Commercial Banking
J. Tim Arnoult	Chief Technology and Operations Officer
Bradford H. Warner	President, Small Business & Premiere Banking

Address

Each of such directors and executive officers can be reached c/o: 100 North Tryon Street, Floor 20, Bank of America Corporate Center, Charlotte, NC 28255.

BANC OF AMERICA STRATEGIC SOLUTIONS, INC.

Directors and Executive Officers

Neil A. Cotty	Director
Joseph R. Dewhirst	Director
Helen B. Eggers	Director
Leslie J. Fitzpatrick	Director
Frank R. Forrest, Jr.	Director
Helga Houston	Director
Paul V. Kennedy	Director and Chairman of the Board and President
John E. Mack	Director
J. Chandler Martin	Director
Rod C. Woodard	Director

Address

Each of such directors and executive officers can be reached c/o: 100 North Tryon Street, Floor 20, Bank of America Corporate Center, Charlotte, NC 28255.

FLEET NATIONAL BANK

Directors and Executive Officers

Amy Woods Brinkley	Director and Chief Risk Officer
Alvaro G. de Molina	Director and President, General Corporate & Investment Banking
Barbara J. Desoer	Director and President, Consumer Products
James H. Hance, Jr.	Director and Vice Chairman
Kenneth D. Lewis	Director and Chairman
Liam E. McGee	Director and President, Consumer Banking
Brian T. Moynihan	Director and President, Wealth Management
Marc D. Oken	Director and Chief Financial Officer
R. Eugene Taylor	Director and President, Commercial Banking
J. Tim Arnoult	Chief Technology and Operations Officer
Bradford H. Warner	President, Small Business & Premiere Banking

Address

Each of such directors and executive officers can be reached c/o: 100 North Tryon Street, Floor 20, Bank of America Corporate Center, Charlotte, NC 28255.

BANC OF AMERICA SECURITIES, LLC

Directors and Executive Officers

William A. Hodges	Member of Board of Managers
Carter McClelland	Member of Board of Managers and Chariman
Jonathan E. Sandelman	Member of Board of Managers and Interim Chief Executive Officer and President
Charles M. Williams	Member of Board of Managers and Interim Chief Operating Officer
Robert Qutub	Chief Financial Officer

Address

Each of such directors and executive officers can be reached c/o: 100 North Tryon Street, Floor 20, Bank of America Corporate Center, Charlotte, NC 28255.

NATIONSBANC MONTGOMERY HOLDINGS CORPORATION

Directors and Executive Officers

Robert Qutub	Director and President

Address

Each of such directors and executive officers can be reached c/o: 100 North Tryon Street, Floor 20, Bank of America Corporate Center, Charlotte, NC 28255.

Exhibit 99.1

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 24th day of August, 2004, between Bank of America Corporation, NB Holdings Corporation, Bank of America, N.A., Banc of America Strategic Solutions, Inc., Fleet National Bank, Banc of America Securities, LLC, and NationsBanc Montgomery Holdings Corporation (collectively, the "Joint Filers").

WHEREAS, pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

1. The Schedule 13D with respect to the Common Stock, par value $ 1.00 per share, of Oneida Ltd. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

2. Each of the Joint Filers is eligible to use Schedule 13D for the filing of information therein.

3. Each of the Joint Filers is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

4. This Joint Filing Agreement may be executed in one or more counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

BANK OF AMERICA CORPORATION

NB HOLDINGS CORPORATION

BANK OF AMERICA, N.A.

FLEET NATIONAL BANK

By: /s/ Charles F. Bowman

Name: Charles F. Bowman

Title: Senior Vice President

BANC OF AMERICA STRATEGIC SOLUTIONS, INC.

By: /s/ Jason C. Cipriani

Name: Jason C. Cipriani

Title: Vice President

BANC OF AMERICA SECURITIES, LLC

By: /s/ Robert J. Mulligan, Jr.

Name: Robert J. Mulligan, Jr.

Title: Managing Director

NATIONSBANC MONTGOMERY HOLDINGS CORPORATION

By: /s/ Robert Qutub

Name: Robert Qutub

Title: President